SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Schedule TO
(Rule 14d-100)

Tender Offer Statement under Section
14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

The Toro Company

(Name of Subject Company (Issuer))

The Toro Company (Issuer)

(Name of Filing Person (Identifying Status as Offeror, Issuer or Other Person))

Common Stock, Par Value $1.00 Per Share
(Title of Class of Securities)

891092108
(CUSIP Number of Class of Securities)

J. Lawrence McIntyre
Vice President, Secretary and General Counsel
The Toro Company
8111 Lyndale Avenue South, Bloomington, Minnesota 55420-1196
Telephone: (952) 888-8801
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Richard D. Katcher, Esq.
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, New York 10019
Telephone: (212) 403-1000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$150,000,000	$19,005
*	Calculated solely for purposes of determining the amount of the filing fee. Pursuant to rule 0-11(b)(1) of the Securities Exchange Act of 1934, as amended, the Transaction Valuation was calculated assuming that 2,500,000 outstanding shares of common stock, par value $1.00 per share, are being purchased at the maximum possible tender offer price of $60.00 per share.

**	The amount of the filing fee, calculated in accordance with Rule 0-11(b)(1) of the Securities Exchange Act of 1934, as amended, and Fee Advisory #7 for Fiscal Year 2004 issued by the Securities and Exchange Commission, equals $126.70 per million of the value of the transaction.

[ ]	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A

[ ]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]	third-party tender offer subject to Rule 14d-1.
[X]	issuer tender offer subject to Rule 13e-4.
[ ]	going-private transaction subject to Rule 13e-3.
[ ]	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  [   ]

Item 1. Summary Term Sheet.
Item 2. Subject Company Information.
Item 3. Identity and Background of Filing Person.
Item 4. Terms of the Transaction.
Item 5. Past Contacts, Transactions, Negotiations and Agreements.
Item 6. Purposes of the Transaction and Plans or Proposals.
Item 7. Source and Amount of Funds and Other Consideration.
Item 8. Interest in Securities of the Subject Company.
Item 9. Persons/Assets Retained, Employed, Compensated or Used.
Item 10. Financial Statements.
Item 11. Additional Information
Item 12. Exhibits
SIGNATURE
EXHIBIT INDEX
OFFER TO PURCHASE
LETTER OF TRANSMITTAL
NOTICE OF GUARANTEED DELIVERY
LETTER TO BROKERS, DEALERS
LETTER TO CLIENTS
LETTER TO PARTICIPANTS
ELECTION FORM
SUMMARY ADVERTISEMENT
LETTER TO STOCKHOLDERS
QUESTIONS AND ANSWERS
PRESS RELEASE
AMENDMENT #3 TO MULTI-YEAR CREDIT AGREEMENT
SR. REVOLVING CREDIT FACILITY TERM/COMMITMENT LTR
SAVINGS & EMPLOYEE STOCK OWNERSHIP PLAN
AMENDMENT #1 TO STOCK OWNERSHIP PLAN
AMENDMENT #2 TO STOCK OWNERSHIP PLAN
AMENDMENT #3 TO STOCK OWNERSHIP PLAN
AMENDMENT #4 TO STOCK OWNERSHIP PLAN
AUSTRALIA PTY. LIMITED EMPLOYEE STOCK PLAN
SAVINGS PLAN FOR UNION EMPLOYEES
AMENDMENT #1 TO SAVINGS PLAN FOR UNION EMPLOYEES
AMENDMENT #2 TO SAVINGS PLAN FOR UNION EMPLOYEES
AMENDMENT #3 TO SAVINGS PLAN FOR UNION EMPLOYEES
PROFIT-SHARING PLAN FOR PLYMOUTH UNION EMPLOYEES
AMENDMENT #1 TO PROFIT-SHARING PLAN
AMENDMENT #2 TO PROFIT-SHARING PLAN
AMENDMENT #3 TO PROFIT-SHARING PLAN
AMENDMENT #4 TO PROFIT-SHARING PLAN
AMENDMENT #5 TO PROFIT-SHARING PLAN

     This Tender Offer Statement on Schedule TO relates to the tender offer by The Toro Company, a Delaware corporation (“Toro”), to purchase for cash up to 2,500,000 shares of its common stock, par value $1.00 per share, including the associated preferred stock purchase rights issued under the Rights Agreement, dated as of May 20, 1998, between Toro and Wells Fargo Bank, N.A., as Rights Agent, at a price not more than $60.00 nor less than $56.50 per share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the offer to purchase, dated March 17, 2004 (the “Offer to Purchase”) and the accompanying letter of transmittal (the “Letter of Transmittal”), which together, as each may be amended and supplemented from time to time, constitute the tender offer. This Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) of the Securities Exchange Act of 1934, as amended. The information contained in the Offer to Purchase and the accompanying Letter of Transmittal, copies of which are attached to this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively, is incorporated herein by reference in response to all of the items of this Schedule TO as more particularly described below.

Item 1. Summary Term Sheet.

The information set forth under “Summary Term Sheet” in the Offer to Purchase is incorporated herein by reference.

Item 2. Subject Company Information.

(a)	Name and Address. The name of the issuer is The Toro Company. The address of the principal executive offices of The Toro Company is 8111 Lyndale Avenue South, Bloomington, Minnesota 55420-1196. The telephone number of the principal executive offices of The Toro Company is (952) 888-8801.

(b)	Securities. The information set forth in the Introduction to the Offer to Purchase is incorporated herein by reference.

(c)	Trading Market and Price. The information set forth in Section 8 of the Offer to Purchase (“Price Range of Shares; Dividends; Rights Agreement”) is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

The Toro Company is the filing person. The Company’s address and telephone number are set forth in Item 2 above. The information set forth in Section 11 of the Offer to Purchase (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Shares”) is incorporated herein by reference.

Item 4. Terms of the Transaction.

(a)	Material Terms. The following sections of the Offer to Purchase contain information regarding the material terms of the transaction and are incorporated herein by reference.

•	Summary Term Sheet;

•	Introduction;

•	Section 1 (“Number of Shares; Proration”);

•	Section 2 (“Purpose of the Tender Offer”);

•	Section 3 (“Procedures for Tendering Shares”);

•	Section 4 (“Withdrawal Rights”);

•	Section 5 (“Purchase of Shares and Payment of Purchase Price”);

•	Section 6 (“Conditional Tender of Shares”);

•	Section 7 (“Conditions of the Tender Offer”);

•	Section 9 (“Source and Amount of Funds”);

•	Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Shares”);

•	Section 14 (“U.S. Federal Income Tax Consequences”); and

•	Section 15 (“Extension of the Tender Offer; Termination; Amendment”).

(b)	Purchases. The information set forth in the Introduction to the Offer to Purchase and in Section 11 of the Offer to Purchase (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Shares”) is incorporated herein by reference.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

The information set forth in Section 11 of the Offer to Purchase (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Shares”) is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

(a); (b); (c)	Purposes; Use of Securities Acquired; Plans. The following sections of the Offer to Purchase, which contain information regarding the purposes of the transaction, use of securities acquired and plans, are incorporated herein by reference.

•	Summary Term Sheet; and

•	Section 2 (“Purpose of the Tender Offer”).

Item 7. Source and Amount of Funds and Other Consideration.

(a); (b); (d).	Source of Funds; Conditions; Borrowed Funds. The information set forth in Section 9 of the Offer to Purchase (“Source and Amount of Funds”) is incorporated herein by reference.

Item 8. Interest in Securities of the Subject Company.

(a); (b)	Securities Ownership; Securities Transactions. The information set forth in Section 11 of the Offer to Purchase (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Shares”) is incorporated herein by reference.

Item 9. Persons/Assets Retained, Employed, Compensated or Used.

The information set forth in Section 16 of the Offer to Purchase (“Fees and Expenses”) is incorporated herein by reference.

Item 10. Financial Statements.

(a); (b)	Financial Information; Pro Forma Information. Not applicable. Notwithstanding that financial statements are not required pursuant to the Instruction 2 to Item 10, the Company has provided a summary of selected historical financial information and selected pro forma financial information for its most recent fiscal year and most recent fiscal quarter, and has incorporated by reference certain documents filed with the Securities and Exchange Commission, in Section 10 of the Offer to Purchase (“Certain Information Concerning Toro”).

Item 11. Additional Information

(a)	Agreements, Regulatory Requirements and Legal Proceedings. The information set forth in Section 10 of the Offer to Purchase (“Certain Information Regarding Toro”), Section 11 of the Offer to Purchase (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Shares”) and Section 13 of the Offer to Purchase (“Legal Matters; Regulatory Approvals”) is incorporated herein by reference.

(b)	Other Material Information. The information set forth in the Offer to Purchase and the accompanying Letter of Transmittal, copies of which are filed with this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively, as each may be amended or supplemented from time to time, is incorporated herein by reference.

Item 12. Exhibits

(a)(1)(A)	Offer to Purchase, dated March 17, 2004.
(a)(1)(B)	Letter of Transmittal.
(a)(1)(C)	Notice of Guaranteed Delivery.
(a)(1)(D)	Letter to brokers, dealers, commercial banks, trust companies and other nominees, dated March 17, 2004.

(a)(1)(E)	Letter to clients for use by brokers, dealers, commercial banks, trust companies and other nominees, dated March 17, 2004.
(a)(1)(F)	Letter from the Administrator of The Toro Company Investment, Savings and Employee Stock Ownership Plan, The Toro Company Profit-Sharing Plan for Plymouth Union Employees and The Hahn Equipment Co. Savings Plan for Union Employees to the participants in each of those plans, dated March 17, 2004.
(a)(1)(G)	Election Form for participants in The Toro Company Investment, Savings and Employee Stock Ownership Plan, The Toro Company Profit-Sharing Plan for Plymouth Union Employees and The Hahn Equipment Co. Savings Plan for Union Employees.
(a)(2)	Not applicable.
(a)(3)	Not applicable.
(a)(4)	Not applicable.
(a)(5)(A)	Summary Advertisement, dated March 17, 2004.
(a)(5)(B)	Letter from Kendrick B. Melrose, Chairman of the Board and Chief Executive Officer of Toro, to stockholders of The Toro Company, dated March 17, 2004.
(a)(5)(C)	Questions and Answers with Respect to the Tender Rights of Participants in The Toro Company Investment, Savings and Employee Stock Ownership Plan, The Toro Company Profit-Sharing Plan for Plymouth Union Employees and The Hahn Equipment Co. Savings Plan for Union Employees.
(a)(5)(D)	Press release, dated March 17, 2004.
(b)(1)	Multi-Year Credit Agreement (the “Multi-Year Credit Agreement”), dated as of February 22, 2002, by and among The Toro Company and Toro Credit Company, the borrowers and other obligated parties named therein, Bank of America, N.A. as Administrative Agent, U.S. Bank National Association and SunTrust Bank as co-syndication agents, Harris Trust and Savings Bank and Wells Fargo Bank, N.A. as co-documentation agents, and Banc of America Securities LLC as sole lead arranger and sole book manager (incorporated by reference to Exhibit 10(n) to Toro’s Quarterly Report on Form 10-Q for the quarter ended August 1, 2003).
(b)(2)	Amendment No. 1, dated as of December 11, 2002, to Multi-Year Credit Agreement (incorporated by reference to Exhibit 10(o) to Toro’s Quarterly Report on Form 10-Q for the quarter ended August 1, 2003).
(b)(3)	Amendment No. 2, dated as of July 9, 2003, to Multi-Year Credit Agreement (incorporated by reference to Exhibit 10(p) to Toro’s Quarterly Report on Form 10-Q for the quarter ended August 1, 2003).
(b)(4)	Amendment No. 3, dated as of March 10, 2004, to Multi-Year Credit Agreement.
(b)(5)	Loan Agreement, dated as of July 9, 2003, among Toro Receivables Company, as borrower, and The Toro Company, as servicer, and Three Pillars Funding Corporation, as lender, and SunTrust Capital Markets, Inc., as administrator (incorporated by reference to Exhibit 10(q) to Toro’s Quarterly Report on Form 10-Q for the quarter ended August 1, 2003).
(b)(6)	Bank of America, N.A. $50,000,000 Senior Revolving Credit Facility Term and Commitment Letter, dated March 12, 2004.
(c)	Not applicable.
(d)(1)(A)	The Toro Company Investment, Savings and Employee Stock Ownership Plan (2003 Restatement).
(d)(1)(B)	Amendment No. 1 to The Toro Company Investment, Savings and Employee Stock Ownership Plan (2003 Restatement).
(d)(1)(C)	Amendment No. 2 to The Toro Company Investment, Savings and Employee Stock Ownership Plan (2003 Restatement).
(d)(1)(D)	Amendment No. 3 to The Toro Company Investment, Savings and Employee Stock Ownership Plan (2003 Restatement).
(d)(1)(E)	Amendment No. 4 to The Toro Company Investment, Savings and Employee Stock Ownership Plan (2003 Restatement).

(d)(2)	The Toro Company Deferred Compensation Plan for Non-Employee Directors (incorporated by reference to Exhibit 10(l) to Toro’s Quarterly Report on Form 10-Q for the quarter ended July 28, 2000).
(d)(3)	The Toro Company Deferred Compensation Plan for Officers (incorporated by reference to Exhibit 10(k) to Toro’s Annual Report on Form 10-K for the fiscal year ended October 31, 2002).
(d)(4)	The Toro Company Chief Executive Officer Succession Incentive Award Agreement (incorporated by reference to Exhibit 10(j) to Toro’s Quarterly Report on Form 10-Q for the quarter ended August 2, 2002).
(d)(5)	The Toro Company Directors Stock Plan (incorporated by reference to Exhibit 10(b) to Toro’s Quarterly Report on Form 10-Q for the quarter ended April 28, 2000).
(d)(6)	The Toro Company 2000 Directors Stock Plan (incorporated by reference to Exhibit 10(m) to Toro’s Quarterly Report on Form 10-Q for the quarter ended July 28, 2000).
(d)(7)	The Toro Company 1993 Stock Option Plan (incorporated by reference to Exhibit 10(f) to Toro’s Quarterly Report on Form 10-Q for the quarter ended July 30, 1999).
(d)(8)	The Toro Company 2000 Stock Option Plan (incorporated by reference to the appendix to Toro’s Proxy Statement on Form DEF 14A, filed with the Securities and Exchange Commission on January 31, 2002).
(d)(9)	The Toro Company Annual Management Incentive Plan II (incorporated by reference to the appendix to Toro’s Proxy Statement on Form DEF 14A, filed with the Securities and Exchange Commission on January 31, 2002).
(d)(10)	The Toro Company Performance Share Plan (incorporated by reference to the appendix to Toro’s Proxy Statement on Form DEF 14A, filed with the Securities and Exchange Commission on January 31, 2002).
(d)(11)	Toro Australia Pty. Limited General Employees Stock Plan.
(d)(12)(A)	The Hahn Equipment Co. Savings Plan for Union Employees (2002 Restatement).
(d)(12)(B)	Amendment No. 1 to The Hahn Equipment Co. Savings Plan for Union Employees (2001 and 2002 Restatements).
(d)(12)(C)	Amendment No. 2 to The Hahn Equipment Co. Savings Plan for Union Employees (2002 Restatement).
(d)(12)(D)	Amendment No. 3 to The Hahn Equipment Co. Savings Plan for Union Employees (2002 Restatement).
(d)(13)(A)	The Toro Company Profit-Sharing Plan for Plymouth Union Employees (2002 Restatement).
(d)(13)(B)	Amendment No. 1 to The Toro Company Profit-Sharing Plan for Plymouth Union Employees (2001 and 2002 Restatements).
(d)(13)(C)	Amendment No. 2 to The Toro Company Profit-Sharing Plan for Plymouth Union Employees (2002 Restatement).
(d)(13)(D)	Amendment No. 3 to The Toro Company Profit-Sharing Plan for Plymouth Union Employees (2002 Restatement).
(d)(13)(E)	Amendment No. 4 to The Toro Company Profit-Sharing Plan for Plymouth Union Employees (2002 Restatement).
(d)(13)(F)	Amendment No. 5 to The Toro Company Profit-Sharing Plan for Plymouth Union Employees (2002 Restatement).
(d)(14)	Form of Employment Agreement in effect for executive officers of The Toro Company (incorporated by reference to Exhibit
10(a) to Toro’s Quarterly Report on Form 10-Q for the quarter ended July 30, 1999).
(d)(15)	The Toro Company Supplemental Management Retirement Plan (incorporated by reference to Exhibit 10(h) to Toro’s Quarterly Report on Form 10-Q for the quarter ended April 28, 2000).
(d)(16)	The Toro Company Supplemental Retirement Plan (incorporated by reference to Exhibit 10(i) to Toro’s Quarterly Report on Form 10-Q for the Quarter ended July 30, 1999).
(d)(17)	Rights Agreement, dated as of May 20, 1998, between The Toro Company and Wells Fargo Bank, N.A., as Rights Agent (incorporated by reference to Toro’s Current Report on Form 8-K dated May 27, 1998, Commission File No. 1-8649).
(d)(18)	Certificate of Adjusted Purchase Price or Number of Shares, dated April 14, 2003, filed by The Toro Company with Wells Fargo Bank, N.A., as Rights Agent, in connection with the Rights Agreement dated as of May 20, 1998 (incorporated by reference to Exhibit 2 to Toro’s Amendment No. 1 to Registration Statement on Form 8-A/A dated April 14, 2003, Commission File No.
1-8649).

(g)	Not applicable.
(h)	Not applicable.

Item 13. Information Required by Schedule 13E-3.

     Not applicable.

SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

THE TORO COMPANY

	By:	/s/ J. Lawrence McIntyre
Name: J. Lawrence McIntyre
Title: Vice President, Secretary and General Counsel
Dated: March 17, 2004

EXHIBIT INDEX

(a)(1)(A)	Offer to Purchase, dated March 17, 2004.
(a)(1)(B)	Letter of Transmittal.
(a)(1)(C)	Notice of Guaranteed Delivery.
(a)(1)(D)	Letter to brokers, dealers, commercial banks, trust companies and other nominees, dated March 17, 2004.
(a)(1)(E)	Letter to clients of brokers, dealers, commercial banks, trust companies and other nominees, dated March 17, 2004.
(a)(1)(F)	Letter from the Administrator of The Toro Company Investment, Savings and Employee Stock Ownership Plan, The Toro Company Profit-Sharing Plan for Plymouth Union Employees and The Hahn Equipment Co. Savings Plan for Union Employees to the participants in each of those plans, dated March 17, 2004.
(a)(1)(G)	Election Form for participants in The Toro Company Investment, Savings and Employee Stock Ownership Plan, The Toro Company Profit-Sharing Plan for Plymouth Union Employees and The Hahn Equipment Co. Savings Plan for Union Employees.
(a)(5)(A)	Summary Advertisement, dated March 17, 2004.
(a)(5)(B)	Letter from Kendrick B. Melrose, Chairman of the Board and Chief Executive Officer of Toro, to stockholders of The Toro Company, dated March 17, 2004.
(a)(5)(C)	Questions and Answers with Respect to the Tender Rights of Participants in The Toro Company Investment, Savings and Employee Stock Ownership Plan, The Toro Company Profit-Sharing Plan for Plymouth Union Employees and The Hahn Equipment Co. Savings Plan for Union Employees.
(a)(5)(D)	Press release, dated March 17, 2004.
(b)(1)	Multi-Year Credit Agreement (the “Multi-Year Credit Agreement”), dated as of February 22, 2002, by and among The Toro Company and Toro Credit Company, the borrowers and other obligated parties named therein, Bank of America, N.A. as Administrative Agent, U.S. Bank National Association and SunTrust Bank as co-syndication agents, Harris Trust and Savings Bank and Wells Fargo Bank, N.A. as co-documentation agents, and Banc of America Securities LLC as sole lead arranger and sole book manager (incorporated by reference to Exhibit 10(n) to Toro’s Quarterly Report on Form 10-Q for the quarter ended August 1, 2003).
(b)(2)	Amendment No. 1, dated as of December 11, 2002, to Multi-Year Credit Agreement (incorporated by reference to Exhibit 10(o) to Toro’s Quarterly Report on Form 10-Q for the quarter ended August 1, 2003).
(b)(3)	Amendment No. 2, dated as of July 9, 2003, to Multi-Year Credit Agreement (incorporated by reference to Exhibit 10(p) to Toro’s Quarterly Report on Form 10-Q for the quarter ended August 1, 2003).
(b)(4)	Amendment No. 3, dated as of March 10, 2004, to Multi-Year Credit Agreement.
(b)(5)	Loan Agreement, dated as of July 9, 2003 among Toro Receivables Company, as borrower, and The Toro Company, as servicer, and Three Pillars Funding Corporation, as lender, and SunTrust Capital Markets, Inc., as administrator (incorporated by reference to Exhibit 10(q) to Toro’s Quarterly Report on Form 10-Q for the quarter ended August 1, 2003).
(b)(6)	Bank of America, N.A. $50,000,000 Senior Revolving Credit Facility Term and Commitment Letter, dated March 12, 2004.
(d)(1)(A)	The Toro Company Investment, Savings and Employee Stock Ownership Plan (2003 Restatement).
(d)(1)(B)	Amendment No. 1 to The Toro Company Investment, Savings and Employee Stock Ownership Plan (2003 Restatement).
(d)(1)(C)	Amendment No. 2 to The Toro Company Investment, Savings and Employee Stock Ownership Plan (2003 Restatement).
(d)(1)(D)	Amendment No. 3 to The Toro Company Investment, Savings and Employee Stock Ownership Plan (2003 Restatement).

(d)(1)(E)	Amendment No. 4 to The Toro Company Investment, Savings and Employee Stock Ownership Plan (2003 Restatement).
(d)(2)	The Toro Company Deferred Compensation Plan for Non-Employee Directors (incorporated by reference to Exhibit 10(l) to Toro’s Quarterly Report on Form 10-Q for the quarter ended July 28, 2000).
(d)(3)	The Toro Company Deferred Compensation Plan for Officers (incorporated by reference to Exhibit 10(k) to Toro’s Annual Report on Form 10-K for the fiscal year ended October 31, 2002).
(d)(4)	The Toro Company Chief Executive Officer Succession Incentive Award Agreement (incorporated by reference to Exhibit 10(j) to Toro’s Quarterly Report on Form 10-Q for the quarter ended August 2, 2002).
(d)(5)	The Toro Company Directors Stock Plan (incorporated by reference to Exhibit 10(b) to Toro’s Quarterly Report on Form 10-Q for the quarter ended April 28, 2000).
(d)(6)	The Toro Company 2000 Directors Stock Plan (incorporated by reference to Exhibit 10(m) to Toro’s Quarterly Report on Form 10-Q for the quarter ended July 28, 2000).
(d)(7)	The Toro Company 1993 Stock Option Plan (incorporated by reference to Exhibit 10(f) to Toro’s Quarterly Report on Form 10-Q for the quarter ended July 30, 1999).
(d)(8)	The Toro Company 2000 Stock Option Plan (incorporated by reference to the appendix to Toro’s Proxy Statement on Form DEF 14A, filed with the Securities and Exchange Commission on January 31, 2002).
(d)(9)	The Toro Company Annual Management Incentive Plan II (incorporated by reference to the appendix to Toro’s Proxy Statement on Form DEF 14A, filed with the Securities and Exchange Commission on January 31, 2002).
(d)(10)	The Toro Company Performance Share Plan (incorporated by reference to the appendix to Toro’s Proxy Statement on Form DEF 14A, filed with the Securities and Exchange Commission on January 31, 2002).
(d)(11)	Toro Australia Pty. Limited General Employees Stock Plan.
(d)(12)(A)	The Hahn Equipment Co. Savings Plan for Union Employees (2002 Restatement).
(d)(12)(B)	Amendment No. 1 to The Hahn Equipment Co. Savings Plan for Union Employees (2001 and 2002 Restatements).
(d)(12)(C)	Amendment No. 2 to The Hahn Equipment Co. Savings Plan for Union Employees (2002 Restatement).
(d)(12)(D)	Amendment No. 3 to The Hahn Equipment Co. Savings Plan for Union Employees (2002 Restatement).
(d)(13)(A)	The Toro Company Profit-Sharing Plan for Plymouth Union Employees (2002 Restatement).
(d)(13)(B)	Amendment No. 1 to The Toro Company Profit-Sharing Plan for Plymouth Union Employees (2001 and 2002 Restatements).
(d)(13)(C)	Amendment No. 2 to The Toro Company Profit-Sharing Plan for Plymouth Union Employees (2002 Restatement).
(d)(13)(D)	Amendment No. 3 to The Toro Company Profit-Sharing Plan for Plymouth Union Employees (2002 Restatement).
(d)(13)(E)	Amendment No. 4 to The Toro Company Profit-Sharing Plan for Plymouth Union Employees (2002 Restatement).
(d)(13)(F)	Amendment No. 5 to The Toro Company Profit-Sharing Plan for Plymouth Union Employees (2002 Restatement).
(d)(14)	Form of Employment Agreement in effect for executive officers of The Toro Company (incorporated by reference to Exhibit
10(a) to Toro’s Quarterly Report on Form 10-Q for the quarter ended July 30, 1999).
(d)(15)	The Toro Company Supplemental Management Retirement Plan (incorporated by reference to Exhibit 10(h) to Toro’s Quarterly Report on Form 10-Q for the quarter ended April 28, 2000).
(d)(16)	The Toro Company Supplemental Retirement Plan (incorporated by reference to Exhibit 10(i) to Toro’s Quarterly Report on Form 10-Q for the Quarter ended July 30, 1999).
(d)(17)	Rights Agreement dated as of May 20, 1998, between The Toro Company and Wells Fargo Bank, N.A., as Rights Agent (incorporated by reference to Toro’s Current Report on Form 8-K dated May 27, 1998, Commission File No. 1-8649).
(d)(18)	Certificate of Adjusted Purchase Price or Number of Shares dated April 14, 2003 filed by The Toro Company with Wells Fargo Bank, N.A., as Rights Agent, in connection with the Rights Agreement dated as of May 20, 1998 (incorporated by reference to Exhibit 2 to Toro’s Amendment No. 1 to Registration Statement on Form 8-A/A dated April 14, 2003, Commission File No.
1-8649).